SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.





                               FORM 11-K

                             ANNUAL REPORT

                   Pursuant to Section 15(d) of the

                    Securities Exchange Act of 1934

              For the Fiscal Year Ended November 30, 1994


                     Commission File No. 1-6033


                        United Air Lines, Inc.
                  Management and Salaried Employees'
                   401(k) Retirement Savings Plan
                       (Full title of the Plan)

                        United Air Lines, Inc.
                    (Employer sponsoring the Plan)

                            UAL Corporation
           (Issuer of the shares held pursuant to the Plan)


           1200 Algonquin Road, Elk Grove Township, Illinois
                           Mailing Address:
               P.O. Box 66100, Chicago, Illinois  60666
               (Address of principal executive offices)




           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors
of United Air Lines, Inc.:


We have audited the accompanying statement of net assets available for plan benefits of the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan as of November 30, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan as of November 30, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

                              /s/ ARTHUR ANDERSEN LLP

                              ARTHUR ANDERSEN LLP

Chicago, Illinois
May 26, 1995








Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                         United Air Lines, Inc.
                                         Management and Salaried
                                         Employees' 401(k)
                                         Retirement Savings Plan





Dated May 26, 1995                    By   /s/ Douglas A. Hacker

                                          Douglas A. Hacker
                                          Member, United Air
                                          Lines, Inc. Pension
                                          and Welfare Plans
                                          Administration Committee



                        UNITED AIR LINES, INC.
  MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (In Thousands)



                                                November 30
                                            1994           1993
INVESTMENT IN MASTER TRUST
  Fixed Rate Investment Fund              $116,481       $149,850

  U.S. Equity Index Commingled Pool         80,147         81,232

  UAL Stock Fund                             4,164          6,027

  Blended Income Fund                      142,404         99,887

  Growth Company Fund                       59,122         40,154

  Overseas Fund                             34,072         15,597

  Balanced Fund                             49,601         39,046

  Participant Loan Fund                     15,069         12,630


NET ASSETS AVAILABLE FOR PLAN BENEFITS    $501,060       $444,423











       The accompanying notes to financial statements are an integral part of these statements.

                            UNITED AIR LINES, INC.
       MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                (In Thousands)

                                        Year ended November 30
                                                 1994
                                         U.S. EQUITY
                           FIXED RATE      INDEX         UAL       BLENDED
                           INVESTMENT    COMMINGLED     STOCK      INCOME
                              FUND          POOL        FUND        FUND


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year        $  149,850    $   81,232   $  6,027    $ 99,887

CONTRIBUTIONS                    -            8,121      1,293      21,028

TRANSFERS BETWEEN FUNDS       (36,997)       (5,716)    (2,198)     20,476

TRANSFERS BETWEEN PLANS           (21)          (21)       (27)      2,043

RESULTS OF INVESTMENT
  ACTIVITY
    Dividends                    -             -          -           -
    Interest                    9,904          -          -          7,479
    Net appreciation
     (depreciation)
     in value of
     investments                 -              893       (633)       -
                                9,904           893       (633)      7,479

PAYMENTS TO PLAN
  PARTICIPANTS                 (4,774)       (3,032)      (182)     (6,228)

PARTICIPANT LOANS              (1,454)       (1,308)      (114)     (2,167)

ADMINISTRATIVE EXPENSES           (27)          (22)        (2)       (114)


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year              $  116,481    $   80,147   $  4,164    $142,404


       The accompanying notes to financial statements are an integral part of these statements.



                            UNITED AIR LINES, INC.
       MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                (In Thousands)

                                        Year ended November 30
                                                 1994

                        GROWTH                          PARTICIPANT
                        COMPANY   OVERSEAS   BALANCED      LOAN
                         FUND       FUND       FUND        FUND         TOTAL


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year    $ 40,154   $ 15,597   $ 39,046        12,630   $ 444,423

CONTRIBUTIONS            10,637      5,807      8,823          -         55,709

TRANSFERS
  BETWEEN FUNDS          10,586     12,989      6,316        (5,456)       -

TRANSFERS
  BETWEEN PLANS               8        (46)       (15)         -          1,921

RESULTS OF INVESTMENT
  ACTIVITY
    Dividends             4,216        268      2,132          -          6,616
    Interest                  1       -             1           890      18,275
    Net appreciation
     (depreciation)
     in value of
     investments         (4,095)     1,123     (4,144)         -         (6,856)
                            122      1,391     (2,011)          890      18,035

PAYMENTS TO PLAN
  PARTICIPANTS           (1,538)    (1,112)    (1,965)         -        (18,831)

PARTICIPANT LOANS          (834)      (545)      (583)        7,005        -

ADMINISTRATIVE
  EXPENSES                  (13)        (9)       (10)         -           (197)


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year          $ 59,122   $ 34,072   $ 49,601   $    15,069   $ 501,060


       The accompanying notes to financial statements are an integral part of these statements.




                            UNITED AIR LINES, INC.
       MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                (In Thousands)

                                 Year ended November 30 1993

                                         U.S. EQUITY
                           FIXED RATE      INDEX         UAL       BLENDED
                           INVESTMENT    COMMINGLED     STOCK      INCOME
                              FUND          POOL        FUND        FUND


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year        $  224,858    $   75,774   $  2,276    $ 42,874

CONTRIBUTIONS                    -            9,787      1,586      22,281

TRANSFERS BETWEEN FUNDS       (77,666)       (5,745)     1,619      37,545

TRANSFERS BETWEEN PLANS          (261)         (232)       (11)       (191)

RESULTS OF INVESTMENT
  ACTIVITY
    Dividends                    -             -          -           -
    Interest                   13,311          -          -          5,437
    Net appreciation
     in value
     of investments              -            8,000        986        -
                               13,311         8,000        986       5,437

PAYMENTS TO PLAN
  PARTICIPANTS                 (5,780)       (3,115)      (138)     (4,591)

PARTICIPANT LOANS              (4,544)       (3,194)      (286)     (3,362)

ADMINISTRATIVE EXPENSES           (68)          (43)        (5)       (106)


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year              $  149,850    $   81,232   $  6,027    $ 99,887


       The accompanying notes to financial statements are an integral part of these statements.



                            UNITED AIR LINES, INC.
       MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                (In Thousands)

                                        Year ended November 30
                                                 1993

                        GROWTH                          PARTICIPANT
                        COMPANY   OVERSEAS   BALANCED      LOAN
                         FUND       FUND       FUND        FUND         TOTAL


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year    $ 12,686   $  3,826   $ 10,327          -      $ 372,621

CONTRIBUTIONS             7,601      2,658      6,169          -         50,082

TRANSFERS
  BETWEEN FUNDS          18,156      7,613     20,078        (1,600)       -

TRANSFERS
  BETWEEN PLANS             (36)        20         (7)         -           (718)

RESULTS OF INVESTMENT
  ACTIVITY
    Dividends               635        436      2,553          -          3,624
    Interest               -          -          -              310      19,058
    Net appreciation
     in value of
     investments          3,114      1,709      1,744          -         15,553
                          3,749      2,145      4,297           310      38,235

PAYMENTS TO PLAN
  PARTICIPANTS             (795)      (227)      (895)         -        (15,541)

PARTICIPANT LOANS        (1,192)      (432)      (910)       13,920        -

ADMINISTRATIVE
  EXPENSES                  (15)        (6)       (13)         -           (256)


NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year          $ 40,154   $ 15,597   $ 39,046   $    12,630   $ 444,423


       The accompanying notes to financial statements are an integral part of these statements.



                        UNITED AIR LINES, INC.
   MANAGEMENT AND SALARIED EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                     NOTES TO FINANCIAL STATEMENTS



1.  DESCRIPTION OF THE PLAN

    This description is for general information purposes only.
    Participants should refer to their summary plan description and individual employee benefit statement for detailed benefit information.

    a. General and Plan Participants

       The United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan (the "Plan") covers management and salaried employees on the first day of the calendar month following the date of hire and meteorologist employees of United Air Lines, Inc. ("United") who have completed one year of service and are at least 21 years of age. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974.

    b. Contributions and Vesting

       Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 15%, subject to a maximum of $9,240 in 1994 and 1995. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. The balance in a participant's account is fully vested and nonforfeitable at all times.

       Participants may elect to invest in one or a combination of the investment funds described in note (1)(d). Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

       Contributions include $8,317,608 and $1,307,976 for 1994 and 1993, respectively, which were transferred from other qualified plans as rollovers under IRS Code Sections 401(a) and 401(k).

    c. Trustee and Recordkeeper

       Fidelity Management Trust Company ("Fidelity") is the Plan
       Trustee and Fidelity Institutional Retirement Services Company is the recordkeeper of the Plan.

    d. Master Trust Funds

       The Fixed Rate Investment Fund is invested under various group annuity contracts with the following insurance companies:

                                                   (In Thousands)
                      Annual                  Investment Balance as of
       Insurance     Interest    Contract            November 30
        Company        Rate      Through         1994           1993
       Provident       9.02%       1993        $   -          $ 35,291
       Massachusetts   8.58%       1994          49,981         49,194
       Prudential      8.89%       1995          66,500         65,365
                                               $116,481       $149,850

       The Plan's fixed rate investments are stated at contract value and represent amounts on deposit with the insurance companies plus net investment earnings. Interest rates on the contracts are guaranteed fixed rates through the end of the contracts. No further contributions can be made to this fund. In the event of early termination of the contracts, the contract value may be reduced to reflect investment losses incurred by the insurance companies as a result of such early termination.

       Fidelity provides each participant with six investment options:
       Fidelity U.S. Equity Index Commingled Pool; UAL Stock Fund; Blended Income Fund; Fidelity Growth Company Fund; Fidelity Overseas Fund; and the Fidelity Balanced Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds). The investments represent the Plan's allocable share of the funds.

       The Fidelity U.S. Equity Index Commingled Pool primarily invests in the common stocks of the companies that make up the S&P 500 Index. Assets are valued at market prices quoted on the New York Stock Exchange ("NYSE").

       Assets in the UAL Stock Fund are invested in UAL Corporation common stock and are valued at market prices quoted on the NYSE.
        Participants may invest in the UAL Stock Fund through direct earnings deferrals. Transfers into the UAL Stock Fund from other funds are permitted except from the Blended Income Fund.

       On July 12, 1994, UAL Corporation underwent a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, pursuant to which the shareholders engaged in a recapitalization exchange with UAL Corporation. Each share of Old Common Stock was exchanged for a package consisting of one half of a share of New Common Stock and $84.81 in cash. The cash consideration received by the Trustee on behalf of Plan participants was used to purchase additional shares of New Common Stock or, at the direction of Plan participants, was transferred to other investment funds. Pursuant to the terms of the recapitalization, participants' direct earnings deferrals and fund transfers into the UAL Stock Fund were temporarily suspended from July 12, 1994 to August 4, 1994 and from January 12, 1995 to March 15, 1995.


       The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The Fund may also include other high quality, income-oriented investments. Assets are valued at contract value.

       The remaining investment options are public mutual funds traded on the NYSE. Portfolio securities and other assets are valued primarily on the basis of market quotations or, if quotations are not readily available, by a method which each funds's Board of Trustees accurately believes reflects fair value. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates.

       The Fidelity Growth Company Fund invests in common stocks, securities convertible into common stocks, and occasionally debt obligations from companies viewed as having unusual opportunities to grow.

       The Fidelity Overseas Fund normally invests at least 65% of its total assets in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments. Fidelity Investments expects to invest most of the assets in developed countries in these general geographic areas; the Americas (other than the United States), the Far East and Pacific Basin, and Western Europe.

       The Fidelity Balanced Fund maintains a balance of high-yielding securities, including foreign and domestic stocks and bonds. At least 25% of the assets are invested in fixed-income senior securities. All bonds in the Fund's portfolio are rated BBB or better by Standard & Poor's Corporation, or Baa or better by Moody's Investors Service, Inc.

       Fidelity is authorized to engage in the lending of certain Plan assets from the Balanced Fund and the U.S. Equity Index Commingled Pool. Securities lending is an investment management enhancement that utilizes the existing securities of the Funds to earn additional income. It involves the loan of securities to various approved brokers. In return for loaned securities, Fidelity receives collateral in the form of cash and U.S. government securities as a safeguard against possible default of any borrower on return of the loan. Each loan is collateralized to the extent of 100 percent of the market value of securities on loan. The collateral is marked-to-market on a daily basis to maintain the margin requirement.


    e. Withdrawals

       Withdrawals from the Plan may be made as follows:

          Termination of employment due to retirement or attainment of age 59-1/2 allows a participant to elect to withdraw a portion or all of his account balance. Full distribution results in either a lump sum payment or the purchase of an annuity. For the UAL Stock Fund, distribution will be made in a combination of a certificate for the whole shares with the remainder paid in cash or all cash. Participants under age 70-1/2 may also elect to have periodic withdrawals payable monthly, quarterly, semi-annually or annually. Periodic withdrawals are made pro rata from all funds and the UAL Stock Fund portion is paid in cash. In the case of a retirement, the participant can leave his account balance in the Plan until April 1 of the year following the year he reaches age 70-1/2.

          Termination of employment due to death results in either a lump sum payment, the purchase of an annuity, or a combination of a partial payment in cash and use of the balance to purchase an annuity.

          Termination of employment (for reasons other than retirement or death) allows a participant to elect a partial, periodic or lump sum payment. For the UAL Stock Fund, distribution will be made in a combination of a certificate for the whole shares with the remainder paid in cash.

          Withdrawals are permitted in certain hardship cases as described in the Plan.

          Withdrawal of the balance of a participant must be made by the April 1 of the calendar year following the year he reaches age 70-1/2. Any account balance resulting from contributions or earnings thereafter must be withdrawn at the end of each subsequent calendar year.

    f. Plan Termination Provisions

       If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust until the participant's termination of employment and will then be distributed by one or a combination of the following methods:
          - by payment in a lump sum; or
          - by purchase of a non-transferable annuity providing a benefit in either a fixed or variable form of payment to the extent offered by the insurance company.



2.  SIGNIFICANT ACCOUNTING POLICIES

    a. Basis of Accounting

       The financial statements are presented on the accrual basis.

    b. Investments

       Assets of United's 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management and Salaried Employees' 401(k) Retirement Savings Plan, Ground Employees' 401(k) Retirement Savings Plan, and the Flight Attendant Employees' 401(k) Retirement Savings Plan.

    c. Net Appreciation (Depreciation) in Value of Investments

       Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments in the Overseas Fund represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

    d. Plan Expenses

       Administrative expenses represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Company and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.

    e. Transfers between Plans

       Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Pilots' Directed Account Retirement Income Plan, the United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan or the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan.


    f. Participant Loans

       Actively employed participants may borrow up to fifty percent of their fund balance. The maximum loan amount is $50,000 and the minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (10% as of April 30, 1995). The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment. Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty. Participants are able to take out another loan after twelve months from the date the old loan is retired. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participants' account balances at any time thereafter for the amount of the default. An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.


3.  TAX STATUS

    The Plan obtained its latest determination letter on August 8, 1986. The Internal Revenue Service stated that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code and that the trust was tax exempt. The Plan has been amended since receiving the determination letter and is currently in the process of being amended to comply with the Tax Reform Act of 1986 and subsequent legislation and final regulations thereunder. The Company will timely apply for a determination letter from the Internal Revenue Service as to the continued tax exemption of the trust and will make such amendments as reasonably required by the IRS to obtain a favorable determination letter.


4.  SUBSEQUENT EVENT

    In January 1995, Fidelity added nine investment options to the Plan. They are the Fidelity Asset Manager-Income, Fidelity Asset Manager, Fidelity Asset Manager-Growth, Fidelity Retirement Money Market Portfolio, Fidelity Government Securities Fund, Fidelity U.S. Bond Index Portfolio, Fidelity Equity-Income Fund, Fidelity Magellan Fund, and Fidelity OTC Portfolio.